KIRKLAND LAKE GOLD AND ROGERS BUSINESS LAUNCH 5G WIRELESS PRIVATE NETWORK AT DETOUR LAKE MINE

Detour Lake becomes first mining operation in Canada to be fully connected over 5G Wireless Private Network

Dedicated 5G network key to transforming Detour Lake into Smart Digital Mine of the future

Kirkland Lake Gold and Rogers to bring more than 180 km of connectivity for the local community with 8 new wireless towers along Highway 652, north of Cochrane, Ontario

Toronto, ON (January 26, 2022) - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) and Rogers Business today announced the launch of a 5G Wireless Private Network (WPN) at Kirkland Lake Gold's Detour Lake Mine ("Detour Lake"), the second-largest gold producing mine in Canada. Detour Lake is the first of its kind in Canada to be fully connected over a 5G Wireless Private Network, providing enhanced coverage, end-to-end reliability, full redundancy, and a low latency network across its 80-square-kilometre operation.

Also announced today, in collaboration with Rogers, the Company is building eight new wireless cell towers to cover more than 180 km along Highway 652 between Cochrane, Ontario and Detour Lake. Providing reliable and critical connectivity will provide the local communities with improved service reliability and close connectivity gaps. This public network is almost all off-grid, with seven of the eight towers primarily powered by wind and solar energy. The network is planned to be completed and fully-accessible by Summer of 2022.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "Bringing a 5G wireless private network to Detour Lake provides the stable and reliable service we need as we build the digital mine of the future. Not only does the new network provide an extra layer of connectivity for our employees, it also enables us to drive mining innovation and technology into the future by expanding tele-remote drill operations and research into potential autonomous haul trucks. Most importantly, having a 5G network available across Detour Lake Mine's remote operations will help create a safer work environment for our employees and contractors. Beyond our operations, we are building a new public 5G LTE Network along Highway 652 from Cochrane to our Detour Lake Mine. Adding reliable connectivity will make travel safer for everyone using the highway and also provide peace of mind for community members who have camps and enjoy the outdoors along the highway corridor.

"We're thrilled to deliver a first of its kind to Kirkland Lake Gold and the mining industry in Canada by providing a 5G Wireless Private Network to improve productivity and worker safety at its site, while building critical wireless connectivity along Highway 652 to improve safety, close connectivity gaps, and support local communities surrounding Detour Lake Mine," said Ron McKenzie, President, Rogers Business. "The wireless private network at Detour Lake Mine will enable mission-critical industrial applications to power the digital mine of the future and we're proud to be at the forefront, helping to deliver new innovations to Canadian businesses first."

To enable a fully operational 5G Wireless Private Network at the mine, Rogers has deployed five cellular network towers with its full range of spectrum frequency bands to support a diverse set of use cases and applications throughout the mine site. The network has been built with a full failover backup system across the site. This provides always-on, private access to Canada's most reliable 5G network1 across Kirkland Lake Gold's 80 square kilometres of mining operations at Detour Lake Mine.

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The 5G WPN at Detour Lake Mine provides workers with better connectivity, communication, and safety today while enabling a truly scalable network that will power thousands of new solutions. These include tele-remote operations, industrial IoT sensors to provide real-time insight into operations, drones that can deliver supplies to the bottom of the mine, future autonomous haulage vehicles, and exploration work. All of these applications will be monitored and managed through a digital dashboard to improve efficiencies and productivity at the site.

Rogers Business is working with key infrastructure and technology partners to deliver its 5G WPN solution to Kirkland Lake Gold, including Cradlepoint, Dell Technologies, Ericsson, and Expeto. Wireless Private Networks are the only solution in Canada to bridge Public and Private cellular networks and truly enable the Telepresence, Teleoperations and Telerobotics2 markets technologies for Enterprise and Industrial Automation use cases.

Today's announcement is a part of the Rogers Business journey to bring the latest in innovation to Canadian businesses as they work through their digital transformation. To learn more about the Rogers Business Wireless Private Network managed solution, visit rogers.com/business/iot/connectivity.

About Rogers
Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a low-cost senior gold producer operating in Canada and Australia that produced 1,432,616 ounces in 2021. The production profile of Kirkland Lake Gold is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position, extensive management expertise and an overriding commitment to safe, responsible mining.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

FOR FURTHER INFORMATION PLEASE CONTACT:

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold

media@rci.rogers.com
1-844-226-1338

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Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute 'forward looking statements', including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company's smart mines and the anticipated timing thereof and the ability to reduce the Company's future carbon footprint through the commercialization of alternative fuel and energy sources, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2020 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

1 Rogers was ranked first in the umlaut Mobile Data Performance audit of Canada in Q2, 2021. Rogers achieved Best In Test in the umlaut Mobile Network Benchmark Canada for 2021. Visit https://www.umlaut.com/en/benchmarking/canada.

2 Teleoperation and Telerobotics Markets, 2021-2026: Technologies, Solutions, and Applications for Enterprise and Industrial Automation - Cloud Robotics as a Service Use Cases to Increase over 70% (prnewswire.com)

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